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                            March 11, 2021

       Yue Kou
       Chief Financial Officer
       IONIX TECHNOLOGY, INC.
       Rm 608 Block B Times Square
       No. 50 People Road
       ZhongDistrict,
       Dalian City
       Liaoning Province, China 116001

                                                        Re: IONIX TECHNOLOGY,
INC.
                                                            Form S-1 Filed
March 5, 2021
                                                            File No. 333-253936

       Dear Ms. Kou:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kevin
Stertzel at (202) 551-3723 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Manufacturing